NITCHES, INC.

1333 N. BUFFALO DR., UNIT 210

LAS VEGAS, NV 89128

May 5, 2025

Division of Corporation Finance

Securities and Exchange Commission

Re:Nitches, Inc.

Form 10-K for the fiscal year ended August 31, 2023

Filed December 7, 2023

Form 8-K furnished on March 6, 2025

File No. 000-13851

Dear Mr. West:

I am writing to confirm receipt of your letter dated April 22, 2025. As previously disclosed, Nitches, Inc. (the “Company”) engaged a new auditor on or around October 21, 2024. Since that time, the Company has been working diligently to complete the audits required for its 10-K filing. When the Company informed the auditor of the May 6 deadline set forth in your letter, the auditor stated it is still a few weeks away from being able to finalize the audit. The Company understands the need to timely file these reports and is doing everything it can to move this process along. Given the delays with finalizing the audit, I respectfully request that the deadline to respond/comply be extended to May 21, 2025. I appreciate your consideration in granting this request. Furthermore, I am happy to schedule a conference call with you and the auditor if that would be beneficial.

Sincerely,

NITCHES, INC.

/s/ John Morgan

CEO and Director